EX 99.28(d)(13)(iv)

Amendment

to Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and Boston Partners Global Investors, Inc.

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), and Boston Partners Global Investors, Inc. (formerly, Robeco Investment Management, Inc.), a Delaware Corporation and registered investment adviser (“Sub-Adviser”).

Whereas, the Adviser and Sub-Adviser (“Parties”) entered into an Investment Sub-Advisory Agreement effective as of the 15th day of September, 2014, as amended (“Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios (“Funds”) of JNL Series Trust (“Trust”), as listed on Schedule A to the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the Parties have agreed to amend the Agreement to add the following fund and its respective fees, effective April 24, 2017: the JNL Multi-Manager Alternative Fund (for the portion of assets managed by Boston Partners Global Investors, Inc.).

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1.	Schedule A to the Agreement is hereby deleted and replaced in its entirety with Schedule A dated April 24, 2017, attached hereto.

2.	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated April 24, 2017, attached hereto.

3.
Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

4.	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed, effective April 24, 2017.

Jackson National Asset Management, LLC		Boston Partners Global Investors, Inc.

By:	/s/ Mark D. Nerud	By:	/s/ William G. Butterly, III /s/ Matthew J. Davis
Name:	Mark D. Nerud	Name:	William G. Butterly, III Matthew J. Davis
	President and CEO		Cheif Operating Officer Chief Financial Officer

Schedule A
Dated April 24, 2017

Funds
JNL Multi-Manager Alternative Fund
JNL/Boston Partners Global Long Short Equity Fund

A-1

Schedule B
Dated April 24, 2017
(Compensation)

JNL Multi-Manager Alternative Fund
[Fees Omitted]

* For the portion of the Average Daily Net Assets managed by Boston Partners Global Investors, Inc.

JNL/Boston Partners Global Long Short Equity Fund

Average Daily Net Assets	Annual Rate
$0 to $250 Million	0.90%
Amounts over $250 Million	0.85%

B-1